Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the incorporation by reference in this Registration Statement of Longeveron Inc. on Form S-3 of our report dated February 28, 2025, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, with respect to our audits of the financial statements of Longeveron Inc. as of December 31, 2024 and 2023 and for the years ended December 31, 2024 and 2023 appearing in the Annual Report on Form 10-K of Longeveron Inc. for the year ended December 31, 2024. We also consent to the reference to our firm under the heading “Experts” in the Prospectus, which is part of this Registration Statement.

We resigned as auditors on March 13, 2025 and, accordingly, we have not performed any audit or review procedures with respect to any financial statements appearing in such Prospectus for the periods after the date of our resignation.

/s/ Marcum LLP

Marcum llp

Hartford, CT

March 28, 2025